February 23, 2006

Via Edgar Correspondence File

Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Flinn:

Re:               Advanced Communications Technologies, Inc.
                  Form 10-KSB for the Fiscal Year Ended June 30, 2005 Form 10-QSB for the Quarter Ended September 30, 2005 File No. 0-30486

The following are your comments reproduced, along with our responses in connection with your February 1, 2006 comment letter, which reviews our Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended September 30, 2005.

FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2005

Note 4 - Investment in Unconsolidated Partnership, page F-12

COMMENT 1   Please  provide  us with a  reconciliation  of the  loss on the redemption  of your  Yorkville  interest  with  the  details  of the investment as provided in your footnotes. If applicable, please tell
            us  where  any   discrepancies   were  recorded  in  your  financial
            statements between your footnote and the reported loss.

RESPONSE Attached herein is a schedule that calculates the reported net loss on the redemption of our Yorkville partnership interest as of June 30, 2005. The schedule agrees to those amounts appearing in footnote 4 to our June 30, 2005 financial statements. The $63,940 payment that the partnership made to the State of New Jersey on behalf of the Company for partner withholding taxes was treated as a reduction in the book basis of our investment in Yorkville as of June 30, 2005. The $63,940 was not disclosed in the footnote and is deemed immaterial to the reader of the financial statements.

Note 6 - Acquisition of Cyber- Test. Inc., page F-13

COMMENT 2   Please explain to us the factors that  contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price and tell us how the purchase price was allocated. Refer to paragraphs 39, 51 and A14 of SFAS 141. Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

RESPONSE Footnote 7 to our June 30, 2004 annual financial statements describe the factors and methodology for allocating the purchase price to tangible and intangible assets acquired. Cybertest's business, which is a service oriented business, consisted of tangible assets in the nature of accounts receivable, inventory and some fixed assets. From a business operations standpoint, Cybertest minimized the amount of its investment in tangible assets and accounts receivable. Consequently, our purchase of the business of Cybertest was more a purchase of business practices, future cash flows and market reputation than tangible assets. When the Company was negotiating the purchase of Cybertest's business we knew that most of the purchase price would be allocated to goodwill in accordance with SFAS 141. While we analyzed the nature of Cybertest's business intangibles, none of its intangible assets other than business goodwill existed. For example, Cybertest did not have a long-term favorable real estate lease that it can assign a value to, did not have customer contracts with a finite life nor trademarks, patents or proprietary software systems. Accordingly, Cybertest did not have any intangible assets that met the criteria for recognition as an asset apart from goodwill as defined in paragraph 39 in SFAS 141. Moreover, all future filings commencing with the December 31, 2005 Form 10-QSB has/will reclassify this intangible asset as Goodwill.

Note 7 - Licensed Intangibles. page F-13

COMMNET 3   Please tell us how you  determined  that the  acquisition of Hy-Tech constituted. a business combination under paragraph 9 of SF AS 141 and EITF 98-3 as it appears you only acquired intangible assets.
            Also, in your response explain the factors that contributed to a purchase price that resulted in recognition of goodwill.

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

RESPONSE Footnotes 8 and 7 to our June 30, 2005 and 2004 Form 10-KSB respectively, describe the transaction as the purchase of licensed intangibles from Hy-Tech and not as a business combination. The $165,463 of other intangibles on the balance sheet relate to the non-license intangible assets acquired as part of the transaction. These intangible assets included inter alia, the right to negotiate and acquire certain businesses and offer employment to Martin Nielson The cost of these other intangibles was recorded in compliance with SFAS 142.

Note 9 - Notes and Loan Payable. page F-14

COMMENT 4   Please tell us how you considered  imputing  interest  expense under
            APB 21 with regards to the non-interest bearing notes and loans payable.

RESPONSE During January 2004, the Company executed an unsecured promissory note with Cornell Capital Partners, L.P. Under the terms of the note, the Company agreed to repay the note either in cash or through the net proceeds to be received by the Company under its Equity Line of Credit facility. The Company incurred $171,000 of financing fees in connection with the promissory note that it recorded as deferred commitment and financing fees in the equity section of the balance sheet. To the extent the Company satisfied the note with cash and not stock, it recorded a charge to earnings for interest on the note. Consequently, APB 21 is not applicable because the promissory note was originally issued in connection with an equity transaction and when the note was satisfied with cash, the Company recorded a portion of the unamortized deferred commitment and financing fees as interest expense.

COMMENT 5   Please  explain to us how you have  considered  the guidance in SFAS
            133, EITF 00-19. EITF 98-5 and EITF 00-27 in determining the accounting for the conversion features embedded in your convertible debt and Series A and B Preferred Stock.

RESPONSE We reviewed the relevant EITF and SFAS literature on accounting for beneficial conversion features of convertible securities and determined that such provisions do not apply to the terms of our Series A and B convertible preferred stock. Our stock is perpetual preferred stock with no fixed date of maturity nor is it mandatorily redeemable. The preferred stock is convertible at the holder's option after one year from issuance at a price equal to 100% of the market price of our stock or $.01 whichever is lower. At the time of issuance, the fixed price of $.01 was a substantial premium to the then market price of our stock and was recorded at its fair market value. Since under the provisions of FAS 133 the Company has the choice of a net-cash settlement, or a settlement in its own shares, this results in an equity classification for the preferred stock on the balance sheet.

In connection with its response to the comments of the SEC staff regarding the above referenced 10-KSB and 10-QSB, Advanced Communications Technologies, Inc. (the "Company") acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    * * * * *



Very truly yours,



/s/ Wayne I. Danson
President and CEO

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
                   Advanced Communications Technologies, Inc.
                       Yorkville Advisors Management, LLC
                           Investment Account Analysis
                                  June 30, 2005

January 2004 investment at cost plus capitalized
legal fees of $45,000                                               $ 2,670,000
Cash Distributions for the fiscal year ended June 30, 2004             (335,000)
Distributive share of partnership profits for the fiscal year
ended June 30, 2004                                                     439,999
                                                                    ------------
Book basis at June 30, 2004                                         $ 2,774,999
Cash distributions through February 2005 (redemption date)             (280,000)
Adjustment-NJ tax payment made on behalf of
Advanced Communications                                                 (63,940)
Distributive share of partnership profits for the fiscal year
ended June 30, 2005 through redemption date                             385,233
                                                                    ------------
Cost basis, pre redemption                                            2,816,292
Redemption price                                                      2,625,000
                                                                    ------------
Net loss on redemption                                              $  (191,292)
                                                                    ============

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